FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of June 2002 (June 18, 2002)

THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of The News
Corporation Limited dated June 17, 2002.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	June 18, 2002				By:	/s/ Arthur M. Siskind
                                                        Arthur M. Siskind
                                                        Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
        dated June 17, 2002.						6


































EXHIBIT A



For Immediate Release 		                Contact: Andrew Butcher 212-852-7070


Fox Television Stations and Meredith Corporation Complete
Station Swaps

Swaps Give Fox Television Stations Duopoly in Orlando;
Eight Duopolies in Major U.S. Markets
______________________


NEW YORK, NY, June 17, 2002 : News Corporation and Fox
Television Stations, Inc. today announced the completion of the exchange of Meredith Corporation's WOFL(TV) in Orlando, Florida and WOGX(TV) in Ocala, Florida for Fox's KPTV(TV) in
Portland, Oregon.

With this transaction, News Corporation creates a duopoly in Orlando, the nation's 20th largest U.S. television market. Fox Television Stations now owns 34 stations and also has duopolies in New York, Los Angeles, Dallas, Washington,
D.C, Houston, Minneapolis and Phoenix.

The swap with Meredith will further reduce the Fox Television
Station's national audience reach under the Federal Communications Commission (FCC) formula.


The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP,
NCPDP; LSE: NEWCP) is one of the world's largest media companies with total assets as of March 31, 2002 of approximately US$42 billion and total annual revenues of approximately US$15 billion. News Corporation's diversified global operations in the United States, Canada, continental
Europe, the United Kingdom, Australia, Latin America and the
Pacific Basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books;
the production and distribution of promotional and advertising products and services; the development of digital broadcasting;
the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

For more information about News Corporation, please visit www.newscorp.com